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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

BLUEGREEN CORPORATION

(Name of Issuer)

COMMON STOCK, PAR VALUE $.01 PER SHARE

(Title of Class of Securities)

096231105

(Cusip Number)

JOHN E. ABDO, 1750 EAST SUNRISE BOULEVARD, FT. LAUDERDALE, FL 33304 (954) 491-2191

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 22, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096231105			Page 2 of 6 Pages

1.	Name of Reporting Person: LEVITT CORPORATION		I.R.S. Identification Nos. of above persons (entities only): (I.R.S. No. 11-3675068)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,517,325

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 9,517,325

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 9,517,325

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 38.7%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 096231105			Page 3 of 6 Pages

1.	Name of Reporting Person: BANKATLANTIC BANCORP, INC.		I.R.S. Identification Nos. of above persons (entities only): (I.R.S. No 65-05070804)

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: FLORIDA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): CO

Introductory Note

     This Amendment No. 1 to Schedule 13D is being filed by BankAtlantic Bancorp, Inc., a Florida corporation (“BBC”), and Levitt Corporation, a Florida corporation (“Levitt”), as successor to Levitt Companies, LLC, to amend the Schedule 13D originally filed on April 22, 2002. This statement relates to the common stock, par value $.01 per share (the “Common Stock”), of Bluegreen Corporation, a Massachusetts corporation (the “Issuer”). The event which prompted the filing of this Amendment No. 1 was the acquisition by Levitt from BBC on December 22, 2003 of all of the 1,200,000 shares of Common Stock of the Issuer owned by BBC. Information in the original Schedule 13D remains in effect except to the extent that it is superseded by this Amendment No. 1 to Schedule 13D.

Item 2. Identity and Background

Item 2 is amended and supplemented as follows:

     Until December 31, 2003, Levitt was a wholly-owned subsidiary of BBC. On December 31, 2003, BBC effected a spin-off of Levitt by means of a distribution by BBC to its shareholders of all of the issued and outstanding capital stock of Levitt.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 is amended and supplemented as follows:

     Levitt purchased the 1,200,000 shares of the Issuer’s Common Stock from BBC by delivery of a one year $5.5 million promissory note and the issuance to BBC of additional shares of Levitt common stock (which were included in the December 31, 2003 spin-off to BBC shareholders). The loan is junior in right of payment and subordinate to Levitt’s outstanding unaffiliated bank debt. The principal amount of the loan is payable monthly and bears interest payable monthly at the prime rate. Additionally, the $30 million demand note executed by Levitt in favor of BBC in connection with Levitt’s original acquisition of 8,317,325 shares of the Issuer’s Common Stock was converted to a five-year term promissory note, with interest only payable monthly initially at the prime rate and thereafter at the prime rate plus increments of an additional .25% every six months and principal payable at maturity.

Item 4. Purpose of Transaction

Item 4 is amended and supplemented as follows:

     Levitt acquired the 1,200,000 shares of the Issuer’s Common Stock from BBC in connection with the spin-off of Levitt. These shares were reported as owned by BBC in the Schedule 13D originally filed on April 22, 2002 by BBC and Levitt.

Item 5. Interest in the Securities of the Issuer

Item 5 is amended and supplemented as follows:

     On December 22, 2003, Levitt purchased 1,200,000 shares of the Issuer’s Common Stock previously reported as held by BBC for the consideration indicated in Item 3.

     Levitt is the record and beneficial owner of 9,517,325 shares of Common Stock and possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of those 9,517,325 shares. As a result of the sale of the 1,200,000 shares of Common Stock to Levitt, BBC ceased to be the

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beneficial owner of any shares of the Issuer’s Common Stock on December 22, 2003. Based on the Issuer’s Quarterly Report on Form 10-Q for the period ending September 30, 2003, the aggregate percentage of all outstanding shares of Common Stock beneficially owned by Levitt is approximately 38.7%.

Item 7. Material to be Filed as Exhibits

Exhibit 1	One-Year Promissory Note dated December 22, 2003 of Levitt Corporation in favor of BankAtlantic Bancorp, Inc.

Exhibit 2	Five-Year Promissory Note dated as of December 30, 2003 of Levitt Corporation in favor of BankAtlantic Bancorp, Inc.

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SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LEVITT CORPORATION

By: /s/ Glen R. Gilbert

Glen R. Gilbert, Executive Vice President and Chief Financial Officer

Dated: January 13, 2004
BANKATLANTIC BANCORP, INC.

By: /s/ James A. White

James A. White, Executive Vice President and Chief Financial Officer

Dated: January 13, 2004

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